FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Sankyo Revises Financial Forecasts Upward for the Six Months Ended September 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 27, 2008 in Kyoto, Japan

Nidec Sankyo Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2008

Nidec Corporation announced today that Nidec Sankyo Corporation (the “Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7757), has revised upward its consolidated financial forecasts for the six months ended September 30, 2008 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2008.

(From April 1, 2008 to September 30, 2008)					(Yen in millions)
	For the six months ended September 30, 2008				For the six months ended September 30, 2007
	Previous forecast (April 23, 2008)	Revised Forecast	Change (amount)	Change (percent)
Net sales	55,000	58,000	3,000	5.5%	53,038
Operating income	4,500	5,000	500	11.1%	4,139
Net income	2,500	4,800	2,300	92.0%	3,261

2. Reasons for revision

The upward revision to the consolidated sales and operating income forecast primarily reflects stronger-than-projected sale of lens and actuators, stepping motors, home appliance units and industrial robots. The Company has also raised its consolidated net income forecast to reflect exchange gains and tax adjustments under the tax effect accounting method.

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